IM Cannabis Releases Message from CEO and 2021 Outlook

Toronto, Canada; Glil Yam, Israel - January 12, 2021 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator ("MCO") in the medical cannabis sector with operations in Israel and across Europe, is pleased to release a message from its Chief Executive Officer, Oren Shuster.

Message to Shareholders

Dear Shareholders,

2020 was an exceptional year for IMC and I am delighted to share that the Company is in a better position than ever to execute on its international expansion plans.

Two weeks ago, we announced a definitive agreement for the proposed acquisition (the "Trichome Transaction") of Trichome Financial Corp. (CSE:TFC, "Trichome"). Once completed, we will be the only MCO with established direct operations in Israel, the EU and Canada. Furthermore, not only do we expect the Trichome Transaction to expand our global platform to include the Canadian adult-use recreational cannabis market, but it would also secure the supply of  premium cannabis from an indoor cultivation facility, which we believe is in high demand in both Israel and Europe. As well, the Company expects to benefit from the exceptionally talented Trichome team who collectively have expertise in cultivation, sales, marketing, restructuring, mergers and acquisitions. We believe that this team will assist us in executing an M&A strategy in North America with the goal of firmly establishing IMC globally over the long-term. The Trichome Transaction is expected to close in the first half of 2021 and was approved with the unanimous support of both IMC's board of directors (other than Marc Lustig who, as a director of both IMC and Trichome declared his conflict and abstained from voting in accordance with applicable law), as well as the independent directors of Trichome, who have also recommended that Trichome shareholders approve the Trichome Transaction at an upcoming special meeting of Trichome shareholders. For further details concerning the Trichome Transaction, including strategic and financial transaction highlights, please refer to the joint news release of IMC and Trichome dated December 30, 2020, a copy of which is filed on our SEDAR profile at www.sedar.com.

While the Trichome Transaction is our most recent milestone, it comes at the end of a prosperous year during which our team successfully made a number of significant accomplishments. In Israel, six pharmacy sales agreements were signed by Focus Medical Herbs Ltd. ("Focus Medical") to bring IMC-branded medical cannabis to over 100 pharmacies across Israel. We began deliveries pursuant to these pharmacy sales agreements in Q2 2020 and shipments have accelerated since then. In Germany, we have established a national distribution network with ten distribution partners selling IMC-branded products in German pharmacies and we have expanded our internal sales team accordingly. We continue our focus on building physician awareness and engagement with our brand to drive sales in the German market.

These milestones would not be as meaningful if they did not translate into financial results. In Q3 2020, we reported a 57% sequential increase to consolidated revenues and achieved consolidated positive adjusted EBITDA for the first time. We believe that the completion of the Trichome Transaction will support our expectation to maintain consolidated positive adjusted EBITDA in 2021, as both IMC and Trichome share a similar high growth profile and financial discipline.

We expect that we will continue to drive shareholder value with conviction in our long-term strategy throughout 2021. We believe our efforts to list on the NASDAQ Capital Market ("NASDAQ") are on track to be finalized in Q1 2021 and, in order to continue investing in our North American growth, we are delighted that Marc Lustig has taken on the role of Executive Chairman of IMC. As we are seeing global cannabis markets become more accommodative, we continue to see many organic growth and acquisition opportunities in Israel, Europe and North America. We are confident that we have the right team in place to take advantage of these opportunities.

We extend our sincere thanks to you, our shareholders and industry colleagues, for your continued support of IMC.

Sincerely,

Oren Shuster

Israeli Market Update

We believe that the industry landscape in Israel remains very supportive of the continued growth of IMC.

On the regulatory front, a government committee responsible for advancing cannabis market reform published a report (the "Report") concluding that it supports and recommends the legalization of adult-use recreational cannabis in the State of Israel. Based on the Report, the Israeli Ministry of Justice is expected to formulate a bill to begin the legislative process towards the legalization of adult-use recreational cannabis. The government committee made its recommendation for legalization based on the increasing demand for adult-use recreational cannabis in Israel.

We are also seeing increasing demand in Israel through a significant increase in patient count. Data recently published by the Israeli Medical Cannabis Association indicates that there are currently over 77,000 medical cannabis patients in Israel, which represents over 100% growth in the last two years. The Israeli market is unique in that black market prices are higher than medical cannabis prices, a dynamic which remains very positive for legal market participants like IMC.

In the first half of 2020, Focus Medical signed six binding sales agreements for the distribution of IMC-branded products with leading pharmacies in Israel. To date, IMC-branded products are being sold in over 100 pharmacies in Israel. Total consolidated revenue from all binding sales agreements in Israel is expected to be approximately $193.5 million with an expected gross margin of 50% over the next three years.

During 2020, Focus Medical also signed several supply agreements with Israeli-licensed cannabis producers to increase its cultivation capacity to meet the growing demand for IMC products in the Israeli market.

European Market Update

Adjupharm GmbH ("Adjupharm"), IMC's German-based subsidiary, fully established our distribution platform in Germany in 2020. Adjupharm, an EU-GMP certified distributor, has ten distributors currently selling IMC-branded products to German pharmacies, all of which signed binding commitments in 2020.

In Q3 2020, IMC disclosed that in partnership with a local Dutch partner, IMC Holland B.V. ("IMC Netherlands") submitted an application to participate in the Dutch government's controlled cannabis supply chain license tender. IMC Netherlands advanced throughout the regulatory review process but was unfortunately not awarded a license. Our team is in active discussions to partner with a successful license applicant and we believe there are many benefits IMC can offer to such potential partners.

Corporate Update

In December 2020, our shareholders approved a special resolution for the consolidation of the Company's common shares, if, as and when determined by IMC's board of directors (the "Share Consolidation"). If implemented, the Share Consolidation will increase the Company's common share price to meet the minimum share price requirements for the proposed listing on NASDAQ.

Management Changes

Concurrent with the announcement of the proposed Trichome Transaction, we announced the strengthening of our management team with the appointment of Marc Lustig to the position of Executive Chairman. Mr. Lustig has been working very closely with the executive team on our North American acquisition and capital markets strategy. Upon the successful completion of the Trichome Transaction, we believe that the timing will be right for IMC to establish a leadership presence in this very developed cannabis market.

In addition, the Company announces that Yaron Berger and Focus Medical have mutually decided to part ways. Mr. Berger served as CEO of Focus Medical's Israeli operation since January 2020. The Company and Focus Medical thank Mr. Berger for his efforts and wishes him well in his future endeavors.

About IM Cannabis Corp.

IMC is an MCO in the medical cannabis sector with operations in Israel and Germany. Over the past decade, IMC has built its brand as a provider of premium medical cannabis products in the Israeli market. The Company has also expanded its business to offer intellectual property related services to the medical cannabis industry.

In Europe, IMC operates through a German-based subsidiary and EU-GMP certified medical cannabis distributor-Adjupharm. IMC's European presence is also augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors with the objective of capitalizing on the increased demand for medical cannabis products in Europe and bringing the IMC brand and its product portfolio to European patients.

IMC partners with renowned academic institutions and scientists, as well as allocates resources and investments for the development of innovative technologies in order to improve the lives of medical cannabis users around the world.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its products under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with four other cultivators for additional medical cannabis supply using its proprietary genetics and for sale under the IMC brand.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the demand for cannabis cultivated in indoor facilities in Israel and Europe, the completion of the Share Consolidation, the listing of IMC's common shares (the "Common Shares") on NASDAQ, including but not limited to the receipt of all approvals in respect of its listing application and the timing for listing on NASDAQ following approval of such listing application, the registration of the Common Shares with the United States Securities and Exchange Commission (the "SEC") and the timing of the SEC's review, expected consolidated revenue and gross margin from previously announced pharmacy sales agreements, the nature and timing of the decriminalization and/or legalization of adult-use recreational cannabis in Israel, expectations for the affordability and adoption of legal adult-use recreational cannabis by Israeli consumers, the growth of the legal adult-use recreational cannabis market in Israel, IMC's brand position in the medical cannabis market in Israel, the strategic rationale for the Trichome Transaction, the timing of required regulatory, court and securityholder approvals for the Trichome Transaction and other customary closing conditions, the timing of the completion of the Trichome Transaction, the anticipated benefits of the Trichome Transaction, including corporate, operational and financial benefits and the timing thereof, the ability of the combined company to meet its financial targets and strategic objectives, including the expected consolidated positive adjusted EBITDA in 2021, the Company's ability to grow organically and through acquisitions in Israel, Europe and North America, and the Company's business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical cannabis market in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli cultivation license and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability of IMC and Trichome to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals to consummate the Trichome Transaction; the ability of IMC and Trichome to satisfy, in a timely manner, the other conditions to the closing of the Trichome Transaction; the ability to complete the Trichome Transaction on the terms contemplated by the definitive agreement and other agreements, including the support agreements or at all; the ability of the combined company to realize the anticipated benefits of the Trichome Transaction and the timing thereof; the consequences of not completing the Trichome Transaction, including the volatility of the share prices of IMC and Trichome, negative reactions from the investment community and the required payment of certain costs related to the Trichome Transaction; actions taken by government entities or others seeking to prevent or alter the terms of the Trichome Transaction; potential undisclosed liabilities unidentified during the due diligence process; the interpretation of the Trichome Transaction by tax authorities; the focus of management's time and attention on the Trichome Transaction and other disruptions arising from the Trichome Transaction; a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under US federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; unexpected failure of the Company to attain the necessary court and regulatory approvals required for the successful completion of the Trichome Transaction; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Company and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical to deliver on its sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import licences, permits, certificates or approvals; the Company's reliance on management; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; delays in the NASDAQ or SEC review of the Company's listing application or registration of securities with the SEC, including but not limited to delays relating to COVID-19, the Company's NASDAQ listing application being unsuccessful, and loss of key management and/or employees.

Readers are cautioned that the foregoing lists of assumptions and risk factors are not exhaustive. Readers should also carefully consider the risk factors discussed in each of IMC's and Trichome's management's discussion and analysis for the year ended December 31, 2019 and management's discussion and analysis for the three months and nine months ended September 30, 2020.

This press release also contains future oriented financial outlook and financial information (collectively, "FOFI") within the meaning of applicable Canadian securities laws. The FOFI included herein has been approved by management of IMC as of the date hereof to demonstrate IMC's current expectations regarding the effects of the Trichome Transaction on the future financial results of the combined company. IMC believes that the FOFI has been prepared on a reasonable basis, reflecting best estimates and judgments, and based on a number of assumptions that IMC's management believes are reasonable under the current circumstances. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above, it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of IMC has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended.

The forward looking information contained in this press release is made as of the date of hereof. Except as required by applicable securities law, IMC and Trichome undertake no obligation to update publicly or otherwise revise any forward-looking information or the foregoing lists of factors affecting those statements, whether as a result of new information, future events or changed circumstances.

Non-IFRS Measures

This press release includes references to "adjusted EBITDA", which is a non-International Financial Reporting Standards ("IFRS") financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. IMC defines "EBITDA" as earnings before interest, tax, depreciation and amortization. IMC defines "adjusted EBITDA" as EBITDA adjusted by removing other non-recurring or noncash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, depreciation of right-of-use assets, revaluation adjustments of financial assets and liabilities measured on a fair value basis and non-recurring transaction costs included in operating expenses. EBITDA and adjusted EBITDA have no direct comparable IFRS financial measures. IMC has used or included these non-IFRS measures solely to provide investors with added insight into IMC's financial performance. Readers are cautioned that such non-IFRS measure may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca